

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Richard Haderer
Chief Financial Officer and Director
Wolverine Resources Corp.
#55-11020-Williams Road
Richmond, British Columbia, Canada V7A 1X8

> **Re: Wolverine Resources Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2022**
> **Filed September 14, 2022**
> **File No. 000-53767**

Dear Richard Haderer:

We have reviewed your February 2, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Form 10-K/A

Mineral Properties, page 6

1. We re-issue comment 1. Please file an S-K 1300 compliant technical report on EDGAR in the event you wish to incorporate your technical report by reference, otherwise please remove this incorporation by reference statement from your filing.

You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation